Avino Silver & Gold Mines, Ltd.

Suite 900, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

August 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hillary Daniels

Re:	Avino Silver & Gold Mines Ltd.
Registration Statement on Form F-3 (No. 333- 226963)
Request for Acceleration
Requested Date: September 5, 2018
Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Avino Silver & Gold Mines Ltd. hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333- 226963) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 5, 2018, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Daniel B. Eng of Lewis Brisbois at (415) 262-8508.

Very Truly Yours,
Avino Silver & Gold Mines Ltd.

/s/ Malcolm Davidson

Malcolm Davidson,
Chief Financial Officer